Exhibit 99.1

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wilson Carlos Duarte Delfino		General Taxpayers’ Register: 414.597.098-53
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Cláudio Salgueiro Garcia Munhoz		General Taxpayers’ Register: 214.268.131-04
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Commom	1	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Marcos Antonio Carvalho Gomes		General Taxpayers’ Register: 406.623.817-34
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Eggon João da Silva		General Taxpayers’ Register: 009.955.179-91
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	156	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0,01	0,00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	156	0.00	0.00
Share	Common (1)	1,566,862	10.13	3.51
Share	Common (2)	1,407	0,01	0,00
Share	Preferred	39,140	0.13	0.09
Share	Preferred (1)	1,768,172	6.06	3.96
Share	Preferred (2)	18,000	0.06	0.04

(1) Indirect participation through the company Weg S.A.
(2) Indirect participation through the company Eggon João da Silva Adm. Ltd.

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luiz Carlos Fernandes Afonso		General Taxpayers’ Register: 035.541.738-35
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Francisco Ferreira Alexandre		General Taxpayers’ Register: 301.479.484-87
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Jaime Hugo Patalano		General Taxpayers’ Register: 011.141.237-49
Qualification: Member of the Board of Directors
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Common	1	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Luciano Carvalho Ventura		General Taxpayers’ Register: 018.153.854-72
Qualification: Member of the Fiscal Council
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Preferred	12	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Preferred	12	0.00	0.00

INDIVIDUAL FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Name: Wang Wei Chang		General Taxpayers’ Register: 534.698.608-15
Qualification: Chief Financial Officer
Opening Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Preferred	2	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security	Number	% interest
			Same kind	Total
Share	Preferred	2	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	(X) Board of Directors	( ) Executive Officers	( ) Fiscal Council	( ) Technical and Consultant Agencies
Opening Balance
Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind	Total
Share	Common		162	0.00	0.00
Share	Common (1)		1,566,862	10.13	3.51
Share	Common (2)		1,407	0.01	0.00
Share	Preferred		39,140	0.13	0.09
Share	Preferred (1)		1,768,172	6.06	3.96
Share	Preferred (2)		18,000	0.06	0.04
Closing Balance
Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind	Total
Share	Common		162	0.00	0.00
Share	Common (1)		1,566,862	10.13	3.51
Share	Common (2)		1,407	0.01	0.00
Share	Preferred		39,140	0.13	0.09
Share	Preferred (1)		1,768,172	6.06	3.96
Share	Preferred (2)		18,000	0.06	0.04

(1)	Indirect participation through the company Weg S.A.
(2)	Indirect participation through the company Eggon João da Silva Adm. Ltd.

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	( ) Board of Directors	( ) Executive Officers	(X) Fiscal Council	( ) Technical and Consultant Agencies
Opening Balance
Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind	Total
Share	Preferred		12	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind	Total
Share	Preferred		12	0.00	0.00

CONSOLIDATED FORM

Management and Related Person Negotiation – Article 11 – CVM Instruction number 358/2002

On November 2005 negotiations involving securities and derivatives were not done, according to Article 11 of CVM Instruction number 358/2002, so my securities and derivatives position is as follows.

Company Name: Perdigão S.A.
Management and Related Person	( ) Board of Directors	(X) Executive Officers	( ) Fiscal Council	( ) Technical and Consultant Agencies
Opening Balance
Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind	Total
Share	Preferred		2	0.00	0.00
Closing Balance
Security/ Derivative	Characteristic of Security		Number	% interest
				Same kind	Total
Share	Preferred		2	0.00	0.00